As filed with the Securities and Exchange Commission on May 15, 1998.

                                Registration No.
                                    333-49825

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            Tel-Save Holdings, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Delaware
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   23-2827736
--------------------------------------------------------------------------------
                     (I.R.S. Employee Identification Number)

               6805 Route 202, New Hope, Pa. 18938 (215) 862-1500
--------------------------------------------------------------------------------
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Aloysius T. Lawn, IV
                          General Counsel and Secretary
                             Tel-Save Holdings, Inc.
                        6805 Route 202 New Hope, PA 18938
                                 (215) 862-1500
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (x)

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )_______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE

REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             SUBJECT TO COMPLETION,
                                  MAY 15, 1998

                                   PROSPECTUS

                            TEL-SAVE HOLDINGS, INC.

                   $200,000,000 AGGREGATE PRINCIPAL AMOUNT OF
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                        7,852,375 SHARES OF COMMON STOCK

     This Prospectus relates to the offer and sale from time to time by the holders named herein or by their transferees, pledgees, donees or successors (collectively, the "Selling Holders") of up to $200,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Tel-Save Holdings, Inc. (the "Company") and up to 7,852,375 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") issuable upon the conversion of the Notes in full (the "Shares" and, together with the Notes, the "Securities").

     The Notes are convertible, at the option of the holder thereof, at any time after 90 days following the date of original issuance thereof and prior to maturity, unless previously redeemed, into Common Stock at the conversion price of $25.47 per share, subject to adjustment in certain events. The Common Stock is quoted on the Nasdaq National Market under the symbol "TALK." On May 14, 1998, the last reported sale price of the Common Stock was $ 23 11/16.

     The Notes will mature on December 15, 2004, and interest, at the rate per annum set forth above, on the Notes will be paid semiannually on June 15 and December 15 of each year, commencing June 15, 1998.

     The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after December 18, 2002, at the redemption prices set forth herein, together with accrued interest. The Notes do not provide for any sinking fund. Upon a Designated Event (as defined herein), holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of the Notes at a purchase price equal to 101% of the principal amount thereof together with accrued and unpaid interest to the date of purchase. See "DESCRIPTION OF THE NOTES -- Repurchase at the Option of Holders."

     The Notes were issued and sold to the Initial Purchasers (as defined herein) on December 10, 1997 (the "Original Offering") in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

The Initial  Purchasers have advised the Company that the Notes have been resold
(i) in the United States to "Qualified Institutional Buyers" (as defined in Rule 144A under the Securities Act) or to "Institutional Accredited Investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that agreed in writing to comply with the transfer restrictions and other conditions set forth in the Purchase Agreement, and (ii) outside the United States in transactions complying with the provisions of Regulation S under the Securities Act. The Company has filed the Registration Statement of which this Prospectus is a part to satisfy its obligations under the registration agreement, dated December 10, 1997, entered into with the Initial Purchasers (the "Registration Agreement"). See "DESCRIPTION OF THE NOTES -- Registration Rights."

     All of the Securities offered hereby are being offered for sale and sold, from time to time, by the Selling Holders. The Company will receive no part of the proceeds of sales made hereunder. The Company has agreed to bear certain expenses incident to the registration of the Securities under federal or state securities laws and to indemnify the Selling Holders against certain liabilities, including liabilities under the Securities Act. None of the Securities have been registered prior to the filing of the Registration Statement of which this Prospectus is part.

     The Securities may be offered for sale by the Selling Holders from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Holders may effect such transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Holders and/or the purchasers of the Securities for whom they may act as agent or to whom they sell Securities as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, concessions, allowances or other compensation received by them and any profit realized on the sale of the Securities by them may be deemed to constitute underwriting commissions, concessions, allowances or discounts under the Securities Act. To the extent required, the names of any underwriters, broker-dealers or agents, the amount and nature of any commissions, concessions, allowances or discounts and any other required information with respect to any particular offer of Securities by the Selling Holders will be set forth in a Prospectus Supplement. See "PLAN OF DISTRIBUTION."

     The Notes are unsecured obligations of the Company and are subordinate in right of payment to all existing and future Senior Debt (as defined herein) of the Company. The Notes also are structurally subordinated to all liabilities of the Company's subsidiaries. As of December 31, 1997, the Company had no indebtedness that would have constituted Senior Debt and $300 million of indebtedness that would have ranked pari passu with the Notes. In addition, as of December 31, 1997, the Company's subsidiaries had liabilities (other than to the Company) of approximately $ 56.3 million. See "DESCRIPTION OF THE NOTES -- Subordination of Notes."

     The Company does not intend to apply for listing of the Notes on any securities exchange or for the inclusion of the Notes on any automated inter-dealer quotation system.

     The Notes offered hereby will be represented by one or more Public Global Notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Interest in the Public Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to participants' interests) and its direct and indirect participants, including the Euroclear System ("Euroclear") and Cedel Bank, Societe Anonyme ("Cedel Bank"). Except under certain limited circumstances described herein, Notes in definitive form will not be issued. See "DESCRIPTION OF THE NOTES."

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 3.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS AGENTS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                             AVAILABLE INFORMATION


     The Company is subject to the  information  reporting  requirements  of the
Securities  Exchange  Act of 1934,  as  amended  (the  "Exchange  Act"),  and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of all or part of such materials may also be obtained at prescribed rates from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information. Such material also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes thereto filed or incorporated by reference as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the locations described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 0-26728) are incorporated herein by reference:

          a. the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the amendments thereto filed with the Commission on April 17, 1998 and April 30, 1998;

          b. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

          c. the Company's Current Report on Form 8-K, dated March 10, 1998; and

          d. the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A dated September 8, 1995;

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

     Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Tel-Save Holdings, Inc., 6805 Route 202, New Hope, Pennsylvania 18938 Attention: Aloysius
T. Lawn, IV, General Counsel and Secretary. Telephone requests may be directed to (215) 862-1500.

                                  RISK FACTORS

     THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, STATEMENTS UNDER THE CAPTIONS "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THE COMPANY'S ANNUAL AND QUARTERLY
REPORTS. THESE FORWARD LOOKING STATEMENTS REFLECT THE COMPANY'S PLANS, EXPECTATIONS AND BELIEFS AND, ACCORDINGLY, ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH FORWARD LOOKING STATEMENTS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FACTORS DISCUSSED IN THE SECTION HEREIN ENTITLED "RISK FACTORS."

DEPENDENCE ON AT&T

     The Company's telecommunications network, which is known as "OBN," "One Better Net" or "One Better Network," uses AT&T Corp. ("AT&T") transmission facilities, international long distance services and operator services. AT&T also provides the AT&T telecommunications services that the Company resells directly to end users and to independent long distance and marketing companies known as "partitions," which in turn resell the services to end users.

     The Company's ability to continue to obtain services from AT&T depends upon the Company's maintenance of a favorable relationship with AT&T. If AT&T were to cease to provide services to the Company, the Company would seek to enter into similar arrangements with another long distance carrier, but there can be no assurance that the terms of any agreement would be favorable to the Company, and the Company has no specific contingency arrangements in place to obtain services from other long distance carriers. The Company believes it would take up to 30 days to switch to another carrier, during which time the Company may be without service or subject to higher rates than the Company currently pays to AT&T. Although the Company believes it may have the right to switch end users to other providers without their consent, end users have the right to discontinue such service at any time, and end-user customers and partitions who want to remain on an AT&T network-based carrier may choose to terminate their service with the Company. Accordingly, any termination of the Company's contracts with AT&T or the loss of telecommunication services from AT&T could have a material adverse effect on the Company's financial condition and results of operations.

     In the deployment and initial marketing of OBN, the Company emphasized the quality and functionality of the AT&T (now Lucent Technologies, Inc., hereinafter "Lucent") manufactured equipment, AT&T-provided transmission facilities and billing services, and AT&T operator services, and the Company has continued to reference the quality of these services in connection with OBN. The Company's new contract with AT&T includes guidelines for describing the Company's relationship with AT&T and, specifically, how the Company may refer to that relationship in the marketplace. Loss of the ability to reference the quality of these services in connection with OBN could have a material adverse effect on the Company's financial condition and results of operations.

RISKS ASSOCIATED WITH AOL AGREEMENT AND OTHER ONLINE INITIATIVES

     The Company launched a major new initiative for the marketing and provisioning of its telecommunication services online in February 1997, when it entered into a telecommunications and marketing agreement (the "AOL Agreement") with American Online, Inc. ("AOL"), under which the Company provides long distance telecommunications services that are marketed by AOL to the subscribers to AOL's online network. The Company has made and expects to continue to make substantial investments in the development and promotion of its online service offerings, including the services it offers to AOL subscribers. The Company believes that the success or failure of the AOL Agreement and similar online initiatives may have a material effect on the Company's business, prospects and financial condition. While to date the Company has received favorable indications of acceptance of its online services, as evidenced by the current level and rate of subscription of AOL subscribers to the Company's long distance service offering over the AOL network, there can be no assurance that the AOL Agreement will be successful from the Company's standpoint in the long term or that the initial favorable response to the Company's service on AOL is a fair indication of future results under the AOL Agreement or under similar online arrangements with others. See "-- Competition."

     The success of the Company's online initiatives depends on, among other things, the Company's ability to develop, in a timely fashion, complex systems to support the Company's online product offerings to AOL subscribers and its other online service offerings. The Company has developed and will seek to continue to develop and to improve its systems for customer care and billing services, including online sign-up, call detail and billing reports and credit card payments in connection with the AOL Agreement. The Company will be required, among other things, to identify and employ sufficient personnel qualified to provide the necessary programming to develop and maintain these complex systems. Any unanticipated delays or difficulties in developing these complex systems or in hiring personnel could adversely affect the success of this service offering and, specifically, the offering of these online services to AOL subscribers.

     Most of the targeted subscribers of the Company's online services, including those offered to AOL subscribers, are residential customers rather than business customers to which Tel-Save has marketed historically. Depending on the response to the online marketing of its services, the Company may need to further expand OBN to accommodate increased traffic levels.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

     The Company began operations in 1989 (as Tel-Save, Inc.) as a reseller of AT&T services. Since then, the Company has grown dramatically, becoming a public company in 1995, with revenues in 1997 of $304 million and approximately 235 employees. Although the Company has experienced significant growth in a relatively short period of time and regularly considers growth opportunities through acquisitions, joint ventures and partnerships as well as other business expansion opportunities, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. This strategy reflects significant changes from the Company's historical business and includes the Company's operation of its own network, One Better Net or OBN, which has changed the Company from a non-facilities based reseller of AT&T services to a switch-based provider, and the AOL and CompuServe online services agreements, in which the Company has made and will make significant investments, and that require, among other things, additional personnel, new billing capacity, a new marketing orientation to residential customers and potential expansion of OBN capacity. The Company's strategy has also resulted in significantly increased financial management requirements.

     Implementation of the Company's strategy is placing and will continue to place significant demands on the Company's management, operational, financial and other resources and will require the Company to enhance further its operations, management, financial and information systems and controls and to expand, train and manage its employee base in certain areas including customer service support and financial and marketing and administrative resources. Success in this regard depends, among other things, on the Company's ability to fund or finance significant investments of resources and to manage, attract and retain qualified personnel (competition for whom is intense). There can be no assurance that the Company will successfully manage its expanding operations and, if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

COMPETITION

     The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. The Company competes against numerous long distance carriers that offer essentially the same services as the Company. Several of the Company's competitors are substantially larger and have greater financial, technical and marketing resources than the Company. Although the Company believes that it has the human and technical resources to pursue its strategy and compete effectively in this competitive environment, its success will depend upon the Company's continued ability to provide high quality, high value services at prices generally competitive with, or lower than, those charged by its competitors. While OBN makes the Company more price competitive, reductions in long distance prices charged by competitors still may have a material adverse impact on the Company's profitability. The Company is also considering providing telecommunications services it has not previously provided, such as dial around long distance service and resold local service, but there can be no assurance that the Company will provide such services or, if it does so, that it will be successful, given the competitiveness of the telecommunications industry.

     Changes in the regulation of the telecommunications industry may impact the Company's competitive position, as may consolidation and alliances across geographic regions and across industry segments. In view of the dynamic nature of, and intensifying competition in, the telecommunications industry, the Company believes that it eventually must either be, or become part of, a larger organization in order to succeed in the long term. The Company continues to seek and consider potential acquisitions and strategic partnerships. Competition for potential acquisition candidates in the telecommunications industry is often intense. Accordingly, there can be no assurance that any acquisition or strategic partnership will be consummated, or, if consummated, that these transactions will be significant or will be effectively integrated into the
Company's business or otherwise prove to be successful. In addition, if the Company consummates one or more significant acquisitions in which the consideration consists, in whole or in part, of Common Stock, or rights to purchase Common Stock, stockholders could suffer significant dilution of their interests in the Company and earnings per share may be adversely affected. Earnings per share also may be adversely affected by the amortization of goodwill in connection with cash or other transactions where pooling-of-interest accounting is not available.

MAINTENANCE OF END USER BASE

     End users are not obligated to purchase any minimum usage amount and can discontinue service, without penalty, at any time. There can be no assurance that end users will continue to buy their long distance telephone service through the Company or through "partitions," independent carriers and marketing companies that purchase services from the Company. In the event that a significant portion of the Company's end users decides to purchase long distance service from another long distance service provider, there can be no assurance that the Company will be able to replace its end user base from other sources. Loss of a significant portion of the Company's end users would have a material adverse effect on the Company's financial condition and results of operations.

     A high level of customer attrition is inherent in the long distance industry, and the Company's revenues are affected by such attrition. Attrition is attributable to a variety of factors, including the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and cash payments and other forms of incentives, as well as the Company's termination of customers for non-payment.

DIRECT TELEMARKETING RISKS

     Both federal and state officials are tightening the rules governing the telemarketing of telecommunications services and the requirements imposed on carriers acquiring customers in that manner. Customer complaints of unauthorized conversion or "slamming" are widespread in the long distance industry and are beginning to occur with respect to newly competitive local services. While the Company's discontinuance of its internal telemarketing operations should reduce its exposure to customer complaints and federal or state enforcement actions with respect to telemarketing practices, certain state officials have made inquiries with respect to the marketing of the Company's services, and there is the risk of enforcement actions by virtue of the Company's prior telemarketing efforts, its ongoing support of its customer/partitions and any telemarketing done in connection with the Company's online marketing agreements.

RELIANCE ON INDEPENDENT CARRIER AND MARKETING COMPANIES; LACK OF CONTROL OVER MARKETING ACTIVITIES

     Historically, the Company has marketed its services primarily through partitions, which generally have entered into non-exclusive agreements with Tel-Save. Most partitions to date have made no minimum use or revenue commitments to the Company under these agreements. If the Company were to lose access to services on the AT&T network or billing services or experience difficulties with OBN, the Company's agreements with partitions could be adversely affected.

     Provisions in the Company's partition agreements mandate compliance by the partitions with state and federal statutes and regulations, including those regulating telemarketing. See "--Government Regulation" and "--Direct Telemarketing Risks." Because the Company's partitions are independent carriers and marketing companies, however, the Company is unable to control such partitions' activities. The Company is also unable to predict the extent of its partitions' compliance with applicable regulations or the effect of increased regulatory review. Increased regulatory review could also affect possible future acquisitions of new business from new partitions or other resellers.

GOVERNMENT REGULATION

     The Company is subject to regulation by the Federal Communications Commission (the "FCC") and by various state public service and public utility commissions as a non-dominant provider of long distance services. Changes in existing policies or regulations in any state or by the FCC could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of the Company. Regulatory action by the FCC or the states also could adversely affect the Company's partitions, or otherwise increase the partitions' cost and regulatory burdens of providing long distance services. The Company also is subject to applicable regulatory standards for marketing activities, and the increased FCC and state attention to certain marketing practices could be significant to the Company. See "--Direct Telemarketing Risks."

ADVERSE EFFECT OF RAPID CHANGE IN TECHNOLOGY AND SERVICE

     The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes and to offer on a timely basis services that meet or compete with these evolving standards. There can be no assurance that the Company will have sufficient resources to make necessary investments or to introduce new services that would satisfy an expanded range of partition and end user needs. The failure of the Company to anticipate changes in the telecommunications industry in response to technological changes and innovations or to implement new technologies in its own service offerings likely would have a material adverse effect on the Company's financial condition and results of operations.

RISKS RELATED TO OBN

     In 1997, the Company deployed its own nationwide telecommunications network, One Better Net, or OBN. At March 31, 1998, the Company provided services over OBN to approximately 70 percent of the lines using the Company's services. Operation as a switch-based provider subjects the Company to risk of significant interruption in the provision of services on OBN in the event of damage to the Company's facilities (switching equipment or connections to transmission facilities) such as could be caused by fire or natural disaster. To the extent that the Company, rather than AT&T or another carrier, is principally responsible for providing end users with telecommunications services, interruption or failure to provide such services may subject the Company to claims from end users who suffer damages as a result of such interruption or failure. Thus, interruptions or other difficulties in operating OBN could have a material adverse effect on the Company's financial condition and results of operations.

     Additional management personnel and information systems are required to support OBN, the costs of which have increased the Company's overhead. In order for the Company to provide service over OBN, the Company must operate and be responsible for the maintenance of its own switching equipment. While the
Company  has  hired   additional   personnel  with  experience  in  operating  a
switch-based provider, there can be no assurance that the Company will be successful in operating as a switch-based provider. Moreover, the Company must be able to expand OBN to add capacity as needed, which may require a significant capital investment in hardware and related software and information systems.

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company's operations for the foreseeable future will depend largely upon the continued services of Daniel Borislow, the Company's Chairman and Chief Executive Officer. Mr. Borislow has entered into an employment agreement with the Company that contains non-competition covenants that extend for a period of up to 18 months following termination of employment.

ABSENCE OF DIVIDENDS

     The Company has not paid cash dividends since inception and does not anticipate paying any cash dividends in the foreseeable future.

INVESTMENT COMPANY ACT CONSIDERATIONS

     The Investment Company Act of 1940, as amended (the "Investment Company Act"), principally regulates vehicles for pooled investments in securities, such as mutual funds. The Investment Company Act, however, also may be deemed to be applicable to companies that are not organized for the purpose of investing or trading in securities but nonetheless have more than a specified percentage of their assets in investment securities. The Company is engaged in the telecommunications business, and the availability of cash and liquid securities is important to the Company's ability to take advantage of opportunities to acquire other telecommunications businesses, assets and technologies from time to time. The Company believes, therefore, that its activities do not and will not subject the Company to regulation under the Investment Company Act.

     If the Company were to be deemed to be an investment company within the meaning of the Investment Company Act, the Company would become subject to certain restrictions relating to the Company's activities, including, but not limited to, restrictions on the conduct of its business, the nature of its investments, the issuance of securities and transactions with affiliates. Therefore, the characterization of the Company as an investment company would have a material adverse effect on the Company. In the Indenture governing the Notes, the Company has covenanted that it will not become an investment company within the meaning of the Investment Company Act and that it will take all such actions as are necessary in order to continue not to be deemed an investment company.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     Upon their original issuance, the Notes became eligible for trading on the PORTAL Market. However, the Notes sold pursuant to this Prospectus will no longer be eligible for trading on the PORTAL Market. There can be no assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities.

SUBORDINATION OF NOTES; HOLDING COMPANY STRUCTURE

     The Notes are subordinate in right of payment to all current and future Senior Debt (as defined herein) of the Company. Senior Debt includes substantially all indebtedness of the Company , whether existing on or created or incurred after the date the Notes are issued, that is not made subordinate to or pari passu with the Notes. As of December 31, 1997, the Company had no indebtedness that would have constituted Senior Debt, and $300 million of indebtedness that would have ranked pari passu with the Notes; as of December 31, 1997, the aggregate amount of indebtedness and other balance sheet liabilities (other than to the Company) of the Company's subsidiaries to which the Notes are effectively subordinated was approximately $ 56.3 million. The Indenture does not limit the amount of additional indebtedness, including Senior Debt, which the Company can create, incur, assume or guarantee. By reason of the subordination of the Notes, if any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company occurs, the assets of the Company will be available to pay the amounts due on the Notes only after all the Senior Debt has been paid in full.

     The Company, as a holding company whose principal assets are the shares of capital stock of its subsidiaries, does not generate any operating revenues of its own. Consequently, it depends on dividends, advances and payments from its subsidiaries to fund activities and meet its cash needs, including its debt services requirements. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make funds available therefor. Their ability to pay dividends or make other payments or advances to the Company will depend on their operating results and will be subject to various business considerations and to applicable state laws. In addition, holders of the Notes are effectively subordinated to the claims of creditors of the Company's subsidiaries to the extent of the assets of such subsidiaries. If any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any subsidiary of the Company occurs, creditors of that subsidiary generally will have the right to be paid in full before any distribution is made to the Company or the holders of the notes. See "DESCRIPTION OF THE NOTES."

LIMITATIONS ON REPURCHASE OF NOTES IF A DESIGNATED EVENT OCCURS

     If a Designated Event, which consists of either a Change in Control or a Termination of Trading (each as defined herein), occurs, each holder of the Notes will have the right, at its option and subject to certain restrictions and conditions, to require the Company to repurchase all or any part of the Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the repurchase date. The Company's ability to repurchase Notes following a Designated Event (i) may be limited by the terms of the Senior Debt and the subordination provisions of the Indenture and (ii) will depend on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, no assurance can be given the Company will repurchase Notes following a Designated Event. The term "Designated Event" is limited to certain specified transactions and may not include other events, such as a highly leveraged business combination or reorganization not involving a Designated Event, that might adversely affect the financial condition of the Company. See "DESCRIPTION OF THE NOTES."

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER CONSIDERATIONS

     As of March 31, 1998, Mr. Borislow owned beneficially approximately 38.25% of the outstanding Common Stock. Accordingly, Mr. Borislow may have the ability to control the election of all of the members of the Company's Board of Directors and the outcome of corporate actions requiring majority stockholder approval. Even as to corporate transactions in which super-majority approval may be required, such as certain fundamental corporate transactions, Mr. Borislow may have the ability to control the outcome of such actions.

     The Company also has an authorized class of 5,000,000 shares of preferred stock that may be issued by the Company Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. In addition, the Delaware General Corporation Law and other provisions of the Company's Restated Certificate of Incorporation (the "Company Charter"), including the provision of the Company Charter that provides that the Company Board of Directors be divided into three classes, each of which is elected for three years, and the Company Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the Company.

     Such anti-takeover effects may deter a third party from acquiring the Company or engaging in a similar transaction affecting control of the Company in which the Company stockholders might receive a premium for their shares over the then-current market value.

COMPANY SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of the Company's Common Stock could adversely affect the market price of the Common Stock. As of March 31, 1998, Mr. Borislow owned of record or had dispositive power with respect to 23.5% of the outstanding Common Stock and a decision by Mr. Borislow to sell his shares could adversely affect the market price of the Common Stock.

     As of March 31, 1998, there were outstanding options to purchase 8,034,488 shares of Common Stock held by employees, former employees or directors of the Company. In addition, as of such date, there were warrants outstanding to purchase up to 11,000,000 shares of Common Stock and 20,038,208 shares reserved for issuance upon the conversion of the Company's 4-1/2% Convertible Subordinated Notes due 2002 and the Notes.

     Paul Rosenberg, the holder of 7,440,000 shares of Company Common Stock, has the right, under certain conditions, to participate in future registrations of Company Common Stock and to cause the Company to register certain shares of Company Common Stock owned by him. Holders of warrants also have registration rights under certain conditions.

     Sales of substantial amounts of Company Common Stock in the public market, or the perception that such sales could occur, may adversely affect the market price of the Company Common Stock.

                                  THE COMPANY

     The Company, originally incorporated in 1989 as Tel-Save, Inc., provides long distance telephone service. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The principal executive offices of the Company are located at 6805 Route 202, New Hope, Pennsylvania 18938, and its telephone number is (215) 862-1500.

                          DESCRIPTION OF CAPITAL STOCK

     As of April 1, 1998, the Company's authorized capital stock consisted of 300,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.01 par value per share. As of March 31, 1998, 64,885,512 shares of Common Stock were issued and outstanding. There were no shares of Preferred Stock designated or issued. For further information about the Company's authorized capital stock, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratios of earnings to fixed charges for each of the periods indicated:

                                                                                                                      QUARTER ENDED
                                                                        YEAR ENDED DECEMBER 31,                          MARCH 31,
                                                  ---------------------------------------------------------------------------------
                                                      1993          1994         1995          1996          1997          1998
                                                  -----------   -----------   ----------   -----------   ------------   -----------
Ratio of earnings to fixed charges(1) .........       530.5x        144.1x        89.8x        168.9x         (3.4)x       (9.0)x
                                                      =====         =====         ====         =====          ====         ====
Ratio of earnings to combined fixed charges and
 preferred stock dividends(2) .................       530.5x        144.1x        89.8x        168.9x         (3.4)x       (9.0)x
                                                      =====         =====         ====         =====          ====         ====

----------
(1) The ratio of earnings to fixed charges is computed by dividing (i) income before provision for income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest on indebtedness, including amortization of deferred financing costs and the estimated interest component of rental expense, which is 33% of actual rental expense. In fiscal 1997, fixed charges exceeded income (loss) before provision for income taxes by $34.3 million. For the three months ended March 31, 1998, fixed charges exceeded income (loss) before provision for income taxes by $68.5 million.

(2) The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (i) income before provision for income taxes plus fixed charges by (ii) the sum of combined fixed charges and preferred dividends. Fixed charges consist of interest on indebtedness, including amortization of deferred financing costs and the estimated interest component of rental expense, which is 33% of actual rental expense. In fiscal 1997, fixed charges exceeded income (loss) before provision for income taxes by $34.3 million. For the three months ended March 31, 1998, fixed charges exceeded income (loss) before provision for income taxes by $68.5 million.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes were issued pursuant to an Indenture dated as of December 10, 1997 (the "Indenture"), between the Company and First Trust of New York, National Association, as trustee (the "Trustee"). The Trustee has since changed its name and is now known as U.S. Bank Trust National Association. A copy of the form of the Indenture and the Registration Agreement were available from the Trustee or the Company upon request by a registered holder of Notes. The following summary of certain provisions of the Indenture and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Agreement, including the definitions in the Indenture of certain terms used in the following summary. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

     The Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company to the extent set forth in the Indenture. The Indenture does not limit the amount of other
Indebtedness or securities that may be issued by the Company or any of its Subsidiaries.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. As a result, the Notes are effectively subordinated to all existing and future Indebtedness and other liabilities and commitments of such Subsidiaries.

FORM, DENOMINATION AND REGISTRATION

     The Notes have been issued in fully registered form, without coupons, in denomination of $1,000 in principal amount and integral multiples thereof.

     Notes currently held by "qualified institutional buyers" as defined in Rule 144A under the Securities Act or by persons who are not U.S. persons who acquired such Notes in "offshore transactions" in reliance on Regulation S under the Securities Act are currently evidenced by restricted global Notes (the "Restricted Global Notes") which were deposited with, or on behalf of, DTC and registered in the name of Cede and Co. ("Cede") as DTC's nominee.

     Any purchaser (a "Public Holder") of Notes pursuant to this Prospectus will receive a beneficial interest in an unrestricted global note (the "Public Global Note") which will be deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee. Except as set forth below, the record ownership of the Public Global Note may be transferred in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     A Public Holder may hold its interest in the Public Global Note directly through DTC if such Public Holder is a participant in DTC, or indirectly through organizations which are participants in DTC ("Participant" or "Participants"). Transfers between Participants are effected in the ordinary way in accordance with DTC rules and will be settled in same day funds.

     Public Holders who are not Participants may beneficially own interests in the Public Global Notes held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Public Global Note, Cede for all purposes is considered the sole holder of the Public Global Note.

     Except in limited circumstances, owners of interests in the Notes will not be entitled to receive physical delivery of Notes in definitive form. See "Book Entry System; Delivery and Form -- DTC." No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

PRINCIPAL, MATURITY AND INTEREST

     The Notes bear interest from December 10, 1997, at 5 percent per annum and will mature on December 15, 2004.

     Interest on the Notes will be payable semiannually on June 15 and December 15 of each year (each an "Interest Payment Date"), commencing on June 15, 1998, to holders of record at the close of business on the June 1 or December 1 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 10, 1997.

     The Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, subject to applicable laws and regulations, at the office of any Paying Agent, or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

     If a payment date is not a Business Day at a place of payment, payment may be made at that place on the next succeeding Business Day, and no interest shall accrue for the intervening period.

     The Company has initially appointed the Trustee as its corporate trust office in the City of New York as the Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of the Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in New York, New York for payments with respect to the Notes and for the surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which the Paying Agent or Conversion Agent will act will be given in accordance with "--Notices" below.

OPTIONAL REDEMPTION

     The Notes will not be subject to redemption prior to December 18, 2002 and will be redeemable on such date and thereafter at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon not less than 30 nor more than 60 days prior notice by mail at the following redemption prices (expressed as percentages of the principal amount), in each case, together with accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date). If redeemed during the 12-month period beginning September 15 of the years indicated, such redemption price shall be as indicated:

              YEAR                                REDEMPTION PRICE
              ----                                ----------------

              2002 ............................       101.43%
              2003 and thereafter .............       100.71%

     On or after the redemption date, interest will cease to accrue on the Notes, or portion thereof, called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Upon the occurrence of a Designated Event, each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Designated Event Offer") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Offer is being made pursuant to the covenant described in this paragraph and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Notes not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Designated Event Payment, all Notes accepted for payment pursuant to the Designated Event Offer shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Designated Event Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date; (6) that holders will be entitled to withdraw their election if a Paying Agent receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; and
(7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Designated Event.

     On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof duly tendered pursuant to the Designated Event Offer, (2) deposit with the Trustee or a Paying Agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers" Certificate identifying the Notes or portions thereof tendered to the Company. The Trustee or a Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new certificate representing a Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new certificate representing a Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Offer on or as soon as practicable after the Designated Event Payment Date.

     Except as described above with respect to a Designated Event, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The Designated Event purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Designated Event purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the
Designated Event purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no current intention to engage in a transaction involving a Designated Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sales of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture, but that could increase the amount of indebtedness (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of a Designated Event Payment is subordinated to the prior payment of Senior Debt as described under "--Subordination of Notes" below.

     The Company's ability to repurchase Notes upon the occurrence of a Designated Event is subject to limitations. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements and lease facilities prohibit the Company from purchasing any Notes under certain circumstances and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements and lease agreements. Any future credit agreements or other agreements relating to Indebtedness of the Company (including Senior Debt) may contain similar prohibitions or restrictions on the Company's ability to effect a Designated Event Payment. In the event a Designated Event occurs at a time when such prohibitions or restrictions are in effect, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will be effectively prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. See "--Subordination of Notes" below and "RISK FACTORS--Subordination of Notes; Holding Company Structure. "

     A "Designated Event" will be deemed to have occurred upon a Change of Control or Termination of Trading.

     A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases all or substantially all of its assets (other than to one or more wholly-owned subsidiaries of the Company) or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company).

     The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

SELECTION AND NOTICE

     If less than all of Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

REGISTRATION RIGHTS

     Pursuant to the Registration Agreement, the Company agreed for the benefit of the holders of the Notes and Common Stock issued upon conversion thereof that
(i) it will, at its cost, within 120 days after the closing of the sale of the Notes (the "Closing"), file a shelf registration statement (the "Shelf Registration Statement"), of which this Prospectus is a part, with the Commission with respect to resales of the Notes and the Common Stock issuable upon conversion thereof, (ii) the Company will use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the Closing and (iii) the Company will keep such Shelf Registration Statement continuously effective under the Securities Act until the earlier of (a) the second anniversary of the date of the Closing, (b) the date on which the Notes or the Common Stock issuable upon conversion thereof may be sold by nonaffiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act and (c) the date as of which all the Notes or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement. If the Shelf Registration Statement is not declared effective as provided in clause (ii) above, then, at such time and on such date that would have been the successive 30th day following such time, the per annum interest rate on the Notes will increase by 25 basis points; provided that the interest rate will not increase by more than 50 basis points pursuant to this sentence. Such increase or increases will remain in effect until the date on which such Shelf Registration Statement is declared effective, on which date the interest rate on the Notes will revert to the interest rate originally borne by the Notes. Pursuant to clause (iii) above, however, if the Company fails to keep the Shelf Registration Statement continuously effective for the period specified above, then at such time as the Shelf Registration Statement is no longer effective and on each date thereafter that is the successive 30th day subsequent to such time and until the earliest of (i) the date that the Shelf Registration Statement is again deemed effective, (ii) the date that is the second anniversary of the date of the Closing and (iii) the date as of which the Notes and/or the Common Stock issuable upon conversion thereof are sold pursuant to the Shelf Registration Statement, the per annum interest rate on the Notes will increase by an additional 25 basis points; provided, however, that the interest rate will not increase by more than 50 basis points pursuant to this sentence. The Company shall have the right, however, to suspend the use of this Prospectus, which is part of the Shelf Registration Statement.

     The Company will provide or cause to be provided to each holder of the Notes, or the Common Stock issuable upon conversion of the Notes, copies of this Prospectus, which is a part of such Shelf Registration Statement, notify or cause to be notified to each such holder when such Shelf Registration Statement for the Notes or the Common Stock issuable upon conversion of the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Common Stock issuable upon conversion of the Notes. A holder of Notes or the Common Stock issuable upon conversion of the Notes that sells such securities pursuant to a Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

     The Company will be permitted to suspend the use of this Prospectus, which is a part of the Shelf Registration Statement, for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company will pay all expenses of the Shelf Registration Statement, provide to each registered holder of Notes copies of this Prospectus, notify each such registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes and the Common Stock issuable upon conversion thereof.

CONVERSION

     The holder of any Note has the right, exercisable at any time after 90 days following the date of original issuance thereof and prior to the close of business on the Business Day immediately preceding the maturity date of the Notes, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Offering Memorandum, subject to adjustment as described below (the "Conversion Price"), except that if a Note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment

Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.

     Beneficial owners of interests in a Note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program and, in the case of conversions through Euroclear or Cedel Bank, in accordance with Euroclear's or Cedel Bank's normal operating procedures when application has been made to make the underlying Common Stock eligible for trading on Cedel Bank or Euroclear. To convert a Note held in certificated form into shares of Common Stock, a holder must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Trustee in New York, New York, (ii) surrender the Note to the Trustee in New York, New York, as the case may be, (iii) if required, furnish appropriate endorsements and transfer documents, (iv) if required, pay all transfer or similar taxes, and (v) if required, pay funds equal to interest payable on the next interest payment date. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. Such notice of conversion can be obtained from the Trustee at its corporate trust office or the office of the Conversion Agent. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share in an amount determined as set forth below. Such certificate will be sent by the Trustee to the Conversion Agent for delivery to the holder. Such Common Stock issuable upon conversion of the Notes will be fully paid and nonassessable. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes called for redemption on a redemption date or to be repurchased on a Designated Event Payment Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date, but on or before the next Interest Payment Date, interest on such Note shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the holder of such Note on such Regular Record Date. As a result, a holder that surrenders Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for payment of interest on Notes called are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a redemption date or to be repurchased on a Designated Event Payment Date between a Regular Record Date and the Interest Payment Date to which it relates.) No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then Current Market Price per share, as defined; (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made with the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the expiration of such tender offer or the date of payment of such negotiated transaction consideration times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause
(iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into any person or transfers or leases all or substantially all its assets, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Notes would have owned immediately after the transaction if the holders had converted the Notes immediately before the effective date of the transaction.

     The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised.

     In the Indenture, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the Daily Market Price on the Trading Day immediately following the completion of the tender offer or other negotiated transaction multiplied by the number of acquired shares.

     The Company from time to time may to the extent permitted by law reduce the Conversion Price by any amount for any period of at least 20 days (each such reduction, an "Induced Conversion Adjustment"), in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS."

SUBORDINATION OF NOTES

     The Notes are subordinate in right of payment to all existing and future Senior Debt and will rank pari passu with the $300 million aggregate principal amount outstanding of the Company's 4 1/2% Convertible Subordinate Notes due 2002. The Indenture does not restrict the amount of Senior Debt or other Indebtedness of the Company or any Subsidiary of the Company. In addition, the Notes are structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

     The payment of the principal of, interest on or any other amounts due on the Notes is subordinated in right of payment to the prior payment in full of all Senior Debt of the Company. No payment on account of principal of, redemption of, interest on or any other amounts due on the Notes, including, without limitation, any payments on the

Designated Event Offer, and no redemption, purchase or other acquisition of the Notes may be made unless (i) full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture provides that if any of the holders of any issue of Designated Senior Debt notify (the "Payment Blockage Notice") the Company and the Trustee that a default has occurred giving the holders of such Designated Senior Debt the right to accelerate the maturity thereof, no payment on account of principal, redemption, interest or any other amounts due on the Notes and no purchase, redemption or other acquisition of the Notes will be made for the period (the "Payment Blockage Period") commencing on the date the Payment Blockage Notice is received and ending on the earlier of
(A) the date on which such  event of default  shall have been cured or waived or
(B) 180 days from the date the Payment Blockage Notice is received. Notwithstanding the foregoing (but subject to the provisions contained in the first sentence of this Section), unless the holders of such Designated Senior Debt or the Representative of such holders shall have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Securities after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Debt during such period.

     Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Notes are entitled to any payments whatsoever.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. The Company may not pay the Notes until five business days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company may not consolidate or merge with or into any Person (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (i) (a) the Company is the surviving or continuing corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one Person and such Person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and (v) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and furnish to the holders of Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture  provides that each of the following  constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of principal on the Notes; (iii) failure by the Company to comply with the provisions described under "Repurchase at the Option of Holders"; (iv) failure by the Company for 60 days after the receipt of written notice to comply with certain other covenants and agreements contained in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Material Subsidiaries (or the payment of which is guaranteed by the Company or any of its Material Subsidiaries), which default (a) is caused by a failure to pay when due principal or interest on such Indebtedness within the grace period provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity without such acceleration being rescinded or annulled and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default of the maturity of which has been so accelerated, aggregates $10 million or more; (vi) failure by the

Company or any Material Subsidiary of the Company to pay final non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5 million, which judgments are not stayed within 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     By notice to the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the Designated Event Payment or interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

TRANSFER AND EXCHANGE

     The Company has initially appointed the Trustee as Registrar in New York, New York. The Company reserves the right to vary or terminate the appointment of the Registrar or to appoint additional or other Registrars or to approve any change in the office through which the Registrar acts.

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting holder of Notes) (i) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a default in the payment of principal of or interest on any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) impair the right to convert the Notes into Common Stock, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Notes or
(x) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act.

NOTICES

     Notice to holders of the Notes will be given by mail to the addresses of such holders as they appear in the Register (as defined). Such notices will be deemed to have been given on the date of such mailing or on the date of the first such publication, as the case may be.

GOVERNING LAW

     The Indenture, the Notes and the Registration Agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Business Day" means any day that is not a Legal Holiday.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

     "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

     "Designated Senior Debt" means (i) any Senior Debt which, as of the date of the Indenture, has an aggregate principal amount outstanding of at least $15 million and (ii) any Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $15 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debtor purposes of the Indenture.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property, or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets and (g) under interest rate or currency swap agreements. cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If any other operative date for purposes of the Indenture shall occur on a Legal Holiday then for all purposes the next succeeding day that is not a Legal Holiday shall be such operative date.

     "Material Subsidiary" means any Subsidiary of the Company which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

     "Obligations"   means   any   principal,    interest,    penalties,   fees,
indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing any Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

     "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt.

     "Senior Debt" means the principal of, interest on and other amounts due on Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company; unless, in the instrument creating or evidencing such Indebtedness or pursuant to which
such   Indebtedness  is  outstanding,   it  is  expressly   provided  that  such
Indebtedness is not senior in right of payment to the Notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, services or materials purchased in the ordinary course of business; (b)
Indebtedness of the Company to a Subsidiary of the Company other than such Indebtedness that would be subject to a prior claim by the lenders under the Company's existing credit facilities; or (c) any liability for Federal, state, local or other taxes owed or owing by the Company.

     "Subsidiary" of a person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person or a combination thereof.

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

     Upon their original issuance, the Notes became eligible for trading on the PORTAL Market. However, the Notes sold pursuant to this Prospectus will no longer be eligible for trading on the PORTAL Market. There can be no assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities.

                      BOOK-ENTRY SYSTEM; DELIVERY AND FORM

GENERAL

     The Notes offered hereby will be represented by one or more fully registered global securities (each a "Public Global Note"). The Public Global Notes have been deposited with the Trustee as custodian for DTC and registered in the name of Cede as DTC's nominee. For purposes of this Prospectus, "Public Global Note" refers to the Public Global Note or Public Global Notes representing the entire issue of Notes offered hereby. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Public Global Note may be transferred, in whole and not in part, only to another nominee of DTC.

     The Company understands as follows with respect to the rules and operating procedures of DTC, and with respect to secondary market trading of Morgan Guaranty Trust Bank of New York, Brussels office, as operator for Euroclear, and Cedel Bank, which effect transfers of interests in the Public Global Note.

DTC

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants (including Euroclear and Cedel Bank). Beneficial ownership of Notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in a Public Global Note can only be effected through DTC, a Participant or an Indirect Participant. Investors may also hold beneficial interests in a Public Global Note directly through Euroclear or Cedel Bank as an Indirect Participant in DTC, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Cedel Bank hold beneficial interests in a Public Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which in turn hold such securities in customers' securities accounts in the depositories' names on the books of DTC. The Chase Manhattan Bank, N.A. ("Chase") initially will act as depository for Euroclear, and Citibank, N.A. ("Citibank") initially will act as depository for Cedel Bank.

     Interests in the Public Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Public Global Note will trade in DTC's SDFS System until maturity, and secondary market trading activity for the Public Global Note will therefor settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Public Global Note to such persons may be limited.

     So long as Cede, as the nominee of DTC, is the registered owner of the Public Global Note, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Public Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Public Global Note must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

     Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Public Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Public Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Upon receipt of any payment of principal of or interest on the Public Global Note, DTC will credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the Public Global Note as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Public Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name." Distributions with respect to beneficial interests in the Public Global Note held through Euroclear or Cedel Bank will be credited to the cash accounts of Euroclear participants or Cedel Bank participants in accordance with the relevant system's rules and procedures, to the extent received by its depository.

     DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account with DTC the Notes are credited and only in respect of such position of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. The Trustee will act upon instructions received from DTC in respect of the aggregate percentages of interests in the Notes necessary for the Trustee to take action pursuant to the Indenture.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

     If an Event of Default has occurred and is continuing, or if DTC notifies the Company that it is at any time unwilling or unable to continue as depositary for any Public Global Note or if at any time DTC ceases to be a "clearing corporation" registered under the Exchange Act and a successor depositary is not appointed by the Company within 90 days of such notice, the Company will issue individual certificated Notes in definitive form in exchange for such Public Global Note. In addition, the Company may at any time determine not to have the Notes represented by Public Global Notes. In any such instance, an owner or a beneficial interest in a Public Global Note will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in such Public Global Notes and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in minimum denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes represented by a Public Global Note will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     The Notes will trade in DTC's SDFS System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

GLOBAL CLEARANCE AND SETTLEMENT

     Although DTC, Euroclear and Cedel Bank have agreed to the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Euroclear and Cedel Bank, they are under no obligation to perform or continue to perform such procedures, and such procedures may be modified or discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EUROCLEAR AND CEDEL BANK

     Euroclear and Cedel Bank each hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants by electronic book-entry changes in the accounts of such participants. Euroclear and Cedel Bank provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel Bank also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Cedel Bank participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Cedel Bank is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Cedel Bank participant, either directly or indirectly.

SECONDARY MARKET TRADING

     Because the purchaser determines the place of delivery, it is important to establish at the time of trading any Notes where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

TRADING BETWEEN DTC PARTICIPANTS

     Secondary market trading between DTC Participants (other than depositories for Euroclear and Cedel Bank, respectively) will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

TRADING BETWEEN EUROCLEAR AND/OR CEDEL BANK PARTICIPANTS

     Secondary market trading between Euroclear participants and/or Cedel Bank participants will be settled using the procedures applicable to conventional Eurobonds in same day funds.

TRADING BETWEEN DTC SELLER AND EUROCLEAR OR CEDEL BANK PURCHASER

     When Notes are to be transferred from the account of a DTC Participant (other than Chase and Citibank as depositories for Euroclear and Cedel Bank, respectively) to the account of a Euroclear participant or a Cedel Bank participant, the purchaser must send instructions to Euroclear or Cedel Bank through a participant at least one business day prior to settlement. Euroclear or Cedel Bank, as the case may be, will instruct their respective depositary to receive the Notes against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date, on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the relevant depositary of Euroclear or Cedel Bank to the DTC Participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participant's or Cedel Bank participant's account. Credit for the Notes will appear on the next day (European time) and cash debit will be back-valued to, and the interest on the Notes will accrue from the value date (which would be the preceding day when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Cedel Bank cash debit will be valued instead as of the actual settlement date.

     Euroclear participants and Cedel Bank participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Cedel Bank. Under this approach, they may take on credit exposure to Euroclear or Cedel Bank until the Notes are credited to their accounts one day later.

     As an alternative, if Euroclear or Cedel Bank has extended a line of credit to them, participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Cedel Bank participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one-day period may reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

     Because the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Notes to the respective depositaries of Euroclear or Cedel Bank, as the case may be, for the benefit of Euroclear participants or Cedel Bank participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participant, a cross-market transaction will settle no differently than a trade between two DTC Participants.

TRADING BETWEEN EUROCLEAR OR CEDEL BANK SELLER AND DTC PURCHASER

     Due to time zone differences in their favor, Euroclear participants and Cedel Bank participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through their respective depositaries to another DTC Participant. The seller must send instructions to Euroclear or Cedel Bank through a participant at least one business day prior to settlement. In these cases, Euroclear or Cedel Bank will instruct their respective depositaries to credit the Notes to the DTC Participant's account against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Euroclear participant or Cedel Bank participant the following day, and receipt of the cash proceeds in the Euroclear or Cedel Bank participant's account will be back-valued to the value date (which would be the preceding day when settlement occurs in New York). If the Euroclear participant or Cedel Bank participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation will offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Cedel Bank participant's account would instead be valued as of the actual settlement date.

     Finally, day traders that use Euroclear or Cedel Bank and that purchase Notes from DTC Participants for credit to Euroclear participants or Cedel Bank participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

     1. borrowing through Euroclear or Cedel Bank for one day (until the purchase side of the day trade is reflected in their Euroclear account or Cedel Bank account) in accordance with the clearing system's customary procedures;

     2. borrowing the Notes in the United States from a DTC Participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower's Euroclear account or Cedel Bank account in order to settle the sale side of the trade; or

     3. staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear participant or Cedel Bank participant.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following general discussion summarizes certain of the material U.S. federal income tax consequences to a prospective holder of Notes from the acquisition, ownership, disposition and conversion of the Notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership, disposition and conversion of the Notes by a prospective investor in light of that investor's particular circumstances. This discussion also deals only with Notes held by a holder as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). This summary does not address all of the tax consequences that may be relevant to a holder of Notes, nor does it address the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as broker or dealers in securities or currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold the Notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the U.S. dollar, investors in pass-through entities, and certain U.S.
expatriates. Further, this summary does not address (i) the income tax consequences to shareholders in or partners or beneficiaries of, a holder of the Notes, (ii) the United States federal alternative minimum tax consequences of the purchase, ownership disposition or conversion of Notes, or (iii) any state, local or foreign tax consequences of the purchase, ownership, disposition or conversion of Notes.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF FEDERAL INCOME TAXES LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

U.S. HOLDERS

     For purposes of this discussion, "U.S. Holder" generally means (i) a citizen or resident (as defined in 7701(b)(1) of the Code) of the United States,
(ii) a corporation or
partnership created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust. Certain U.S. federal income tax consequences relevant to a holder other than a U.S. Holder (a "Non-U.S. Holder") are discussed separately below.

Stated Interest

     Stated interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time it is paid or accrued in accordance with such holder's method of accounting for U.S. federal income tax purposes. This general rule is based, in part, on the determination by the Company that certain contingencies relating to the amount of interest and the timing of principal payments on the Notes are "remote" within the meaning of certain Treasury regulations.

     In the event the Company is required to make additional interest payments pursuant to the Registration Agreement , the Notes would be treated as reissued for purposes of the Original Issue Discount ("OID") regulations, and, depending on the facts at that time, the deemed reissued Notes may be treated as having OID that would be accrued into a U.S. Holder's income as required by the applicable OID rules in the Code and Treasury regulations. In the event that a Designated Event occurs triggering the Holder's rights to require repurchase of the Notes at more than their stated principal amount, there may be additional consequences under the OID rules.

Bond Premium

     If a U.S. Holder purchases a Note at a cost greater than the Note's principal amount plus the value of the conversion feature, the excess generally is treated as amortizable bond premium. A U.S. Holder may elect to deduct such amortizable bond premium (with a corresponding reduction in the U.S. Holder's tax basis) over the remaining term of the Note (or a shorter period to the first call date, if a smaller deduction would result) on an economic accrual basis. The election would apply to all taxable debt instruments held by the U.S. Holder at any time during the first taxable year to which the election applies and to any such debt instruments which are later acquired by the U.S. Holder. The election may not be revoked without the consent of the Internal Revenue Service ("IRS").

Market Discount

     If a U.S. Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder must accrue market discount on a straight-line basis, or may elect to accrue it on an economic accrual basis. Absent the election described in the next paragraph, U.S. holders will not include market discount in income as it accrues. A U.S. Holder will be required to treat any principal payment on, or any amount received on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of accrued market discount which has not previously been included in income.

     In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense of any indebtedness incurred or continued to purchase or carry such a Note. A U.S. Holder of a Note acquired at a market discount may elect to include market discount in income as interest as it accrues, in which case the interest deferral rule described in the prior sentence would not apply. This election would apply to all bonds with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and is separate from the election concerning the rate of accrual described above. The election may be revoked only with the consent of the IRS.

Sale or Redemption of the Notes

     Upon the disposition of a Note by sale, exchange (other than a conversion) or redemption, the U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, increased by OID or market discount previously included (or currently includible) in such holder's gross income to the date of disposition, and reduced by any payments other than payments of qualified stated interest made on such Note. When a Note is sold, disposed of or redeemed between Interest Payment Dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale (i) must be reported as interest income by a cash method investor and (ii) is received tax-free by an accrual method investor that has already included the interest in income as it accrued.

     Assuming the Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such Note for longer than one year. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Federal income tax rates on long-term capital gain received by individuals vary based on the individual's income and the holding period for the asset. In particular, different maximum tax rates apply to gains recognized by an individual from the sale of (i) assets held for more than one year but no more than 18 months and (ii) assets held for more than 18 months. Holders should contact their tax advisors for more information or for the capital gains tax rate applicable to particular Notes.

Conversion into Common Stock of the Company

     In general, no gain or loss will be recognized for U.S. federal income tax purposes upon a conversion of Notes into Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted tax basis of the Note allocable to such fractional share. The initial tax basis of Common Stock received on conversion of the Notes will equal the adjusted tax basis of the converted Notes on the date of conversion, reduced by the portion of such adjusted tax basis allocated to any fractional share of Common Stock considered to be exchanged for cash. The holding period for Common Stock received on conversion will include the period during which the converted Notes were held.

Adjustment of Conversion Price

     The conversion ratio of a Note is subject to adjustment under certain circumstances. Section 305 of the Code and Treasury regulations issued thereunder may treat U.S. Holders of the Notes as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), if, and to the extent that, certain adjustments of the conversion ratio increase the proportionate interest of a U.S. Holder of the Notes in the fully diluted share ownership of the Company, whether or not such U.S. Holder exercises the conversion privilege. Moreover, if there is not a full adjustment of the conversion ratio of the Notes to reflect a stock dividend or other event that increases the proportionate interest of holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of holders of the Common Stock generally will be treated as a taxable distribution to such holders with respect to their Common Stock.

Dividends Paid on the Shares

     A U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Common Stock to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by corporate shareholders may be eligible for the dividend received deduction. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its Common Stock and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Stock.

Disposition of Shares

     Upon the sale or other disposition of Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale and such holder's adjusted tax basis in the Common Stock. Gain or loss upon the disposition of the Common Stock will be long-term if, at the time of the disposition, the holding period for the Common Stock exceeds one year (which, in the case of Common Stock acquired upon conversion of a Note, would include the period during which the converted Note was held). Federal income tax rates on long-term capital gain received by individuals vary based on the individual's income and the holding period for the asset, and the deduction of capital losses is subject to limitations for U.S. federal income tax purposes. See "--Sale or Redemption of the Notes" above.

NON-U.S. HOLDERS

     The  following   discussion  addresses  certain  U.S.  federal  income  tax consequences relevant to a holder of a Note who or which is a Non-U.S. Holder.

     This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to the purchase, ownership or disposition of the Notes by any particular Non-U.S. Holder in light of that holder's personal circumstances, including holding the Notes through a partnership. For example, persons who are partners in foreign partnerships and beneficiaries of foreign trusts or estates who are subject to U.S. federal income tax because of their own status, such as United States residents or foreign persons engaged in a trade or business in the United States, may be subject to U.S. federal income tax even though the entity is not subject to such tax.

Stated Interest

     Under current United States federal income tax law, payment on a Note or coupon by the Company or any paying agent to a holder that is a Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest -- (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership, and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies (on an IRS Form W-8 or a substantially similar substitute form) that it is a Non-U.S. Person in compliance with applicable requirements.

     Payments of interest on a Note that are effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Holder.

Sale or Redemption of Notes or Common Stock; Conversion of Notes

     Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. Holder generally will not be subject to withholding of U.S. federal income tax with respect to any gain realized upon the sale or redemption of Notes or Common Stock or on the conversion of a Note. Further, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any such gain unless -- (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S.

Person, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Dividends on Common Stock

     Any distribution on Common Stock to a Non-U.S. Holder will generally be subject to United States federal income tax withholding at a rate of 30%, unless -- (i) a lower rate is provided by an applicable tax treaty, or (ii) the distribution is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. For either of these exceptions to apply, the Non-U.S. Holder may be required to provide a properly executed certificate claiming the benefits of a treaty or exemption (currently Form 1001 or 4224, as applicable).

Federal Estate Tax

     The Notes will not be includible in the estate of a Non-U.S. Holder who is not domiciled in the United States if interest paid on the Notes at the time of his or her death would have been exempt from U.S. federal income and withholding tax as described under "Non-U.S. Holders--Stated Interest" (without regard to the requirement that a non-U.S. beneficial ownership statement has been received). An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, the Notes held by a noncorporate U.S. Holder within the United States. In addition, payments made on, and payments of proceeds from the sale of, the Notes to or through the United States office of a broker are subject to information reporting unless the holder thereof certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding. See "Backup Withholding."

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, the Notes may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided the required information is provided to the IRS.

NEW REGULATIONS RELATING TO WITHHOLDING AND INFORMATION REPORTING

     The IRS recently issued final regulations relating to withholding, backup withholding and information reporting with respect to payments made to Non-U.S. Persons. The regulations generally apply to payments made after December 31, 1999. However, withholding certificates that are valid under the present rules on December 31, 1999, remain valid until the earlier of December 31, 2000 or the expiration date of the certificate under the present rules (unless otherwise invalidated due to changes in the circumstances of the person whose name is on the certificate).

     When effective, the new regulations will streamline and, in some cases, alter the types of statements and information that must be furnished to claim a reduced rate of withholding. While various IRS forms (such as IRS Forms 1001 and 4224) currently are used to claim exemption from withholding or a reduced withholding rate, the preamble to the regulations states that the IRS intends most certifications to be made on revised Form W-8. The regulations also clarify the duties of U.S. payors making payments to foreign persons and modify the rules concerning withholding on payments made to Non-U.S. Persons through foreign intermediaries.

     With some exceptions, the new regulations treat a payment to a foreign partnership as a payment directly to the partners. The regulations also eliminate the address rule under which dividends paid to a foreign address were presumed to be paid to a resident at that address and therefore eligible for the benefit of any applicable tax treaty.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Notes or Common Stock issuable upon conversion thereof offered by this Prospectus.

                                SELLING HOLDERS

     The Notes were originally issued by the Company to Smith Barney Inc., Deutsche Morgan Grenfell Inc. and UBS Securities LLC (collectively, the "Initial Purchasers"). The Initial Purchasers subsequently advised the Company that they resold the Notes, in transactions exempt from the registration requirements of the Securities Act (i) in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the Securities Act or to Institutional Accredited Investors that agreed in writing to comply with the transfer restrictions and other conditions set forth in the Purchase Agreement, and (ii) outside the United States in transactions complying with the provisions of Regulation S under the Securities Act. Each of the Selling Holders is a direct or indirect transferee of an Initial Purchaser. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Shares issued upon conversion of the Notes held by such Selling Holders.

     The following table sets forth information with respect to the Selling Holders and the respective principal amounts of Notes beneficially owned by each Selling Holder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Holders. The Shares into which the Notes are convertible are also offered pursuant to this Prospectus, and the formula for conversion is set forth herein under "DESCRIPTION OF THE NOTES -- Conversion." To the Company's knowledge, except as noted below, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Notes or Shares issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or Shares issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

                                                                              PRINCIPAL AMOUNT
                                             PRINCIPAL AMOUNT OF NOTES        OF NOTES COVERED
SELLING HOLDER NAME                            BENEFICIALLY OWNED            BY THIS PROSPECTUS
Aim VI Growth & Income                           $ 2,000,000                  $  2,000,000
Aim Balance Fund                                 $ 2,800,000                  $  2,800,000
Aim Charter Fund                                 $13,000,000                  $ 13,000,000
Alexandria Global                                $ 3,000,000                  $  3,000,000
Investment Fund, I.
Allstate Insurance Company                       $ 2,000,000                  $  2,000,000
American Travellers Life Insurance               $   240,000                  $    240,000
Company - Convertible
Bankers Life & Casualty Insurance                $   470,000                  $    470,000
Company - Convertible
Bear Stearns Clearing Corporation                $ 3,000,000                  $  3,000,000
Beneficial Standard Life Insurance               $   580,000                  $    580,000
Company - Convertible
Boston Partners Bond Fund                        $    70,000                  $     70,000
Black Diamond Ltd.                               $ 1,287,000                  $  1,287,000
Black Diamond Partners, L.P.                     $ 1,309,000                  $  1,309,000
Capitol American Life Insurance                  $   240,000                  $    240,000
Company - Convertible
CFW - C, L.P.                                    $ 2,500,000                  $  2,500,000
Chrysler Corporation                             $ 2,210,000                  $  2,210,000
Master Retirement Trust
Colonial Penn Life Insurance Co.                 $ 1,000,000                  $  1,000,000
Combined Insurance Company of America            $   375,000                  $    375,000

                                                                              PRINCIPAL AMOUNT
                                             PRINCIPAL AMOUNT OF NOTES        OF NOTES COVERED
SELLING HOLDER NAME                            BENEFICIALLY OWNED            BY THIS PROSPECTUS
Commonwealth Life Insurance                      $  2,500,000                  $  2,500,000
Company  -- Stock TRAC (TEAMSTERS I)
Commonwealth Life Insurance                      $  2,500,000                  $  2,500,000
Company (Teamster-Camden Non-Enhanced)
Continental Assurance Company on                 $  3,200,000                  $  3,200,000
behalf of its Separate Account (E)
Continental Casualty Company                     $  4,800,000                  $  4,800,000
Deep Rock & Co.                                  $  2,000,000                  $  2,000,000
Delaware Group Dividend and Income               $  1,400,000                  $  1,400,000
Fund, Inc.                                       $     50,000                  $     50,000
Delaware Group Equity Funds V, Inc.
Retirement Income Fund Series
Delaware Group Global Dividend and               $    700,000                  $    700,000
Income Fund, Inc.
Delaware Group Premium Fund, Inc.                $    125,000                  $    125,000
Convertible Securities Series
Delta Air Lines Master Trust                     $  1,655,000                  $  1,655,000
Deutsche Morgan Grenfell Inc. (1)                $  4,375,000                  $  4,375,000
Double Black Diamond, L.P.                       $    166,000                  $    166,000
Goldman, Sachs & Co.                             $  6,300,000                  $  6,300,000
Great American Reserve Insurance                 $    470,000                  $    470,000
Company  -- Convertible
Highbridge Capital Corp.                         $  4,000,000                  $  4,000,000
HSBC Securities Inc.                             $  1,500,000                  $  1,500,000
Hughes Aircraft Company Master                   $  1,170,000                  $  1,170,000
Retirement Trust
JMG Capital Management, Inc.                     $  3,000,000                  $  3,000,000
Kennilworth Partners, L.P.                       $  2,000,000                  $  2,000,000
Lehman Brothers International (Europe)           $ 10,150,000                    10,150,000
Lipper Convertibles, L.P.                        $  2,000,000                  $  2,000,000
Lipper Offshore Convertibles, L.P.               $  1,300,000                  $  1,300,000
MainStay Convertible Fund                        $  1,500,000                  $  1,500,000
Mellon Trust, (custodian) as nominee             $     50,000                  $     50,000
for Fresno County
Employees'
Retirement Association
Merrill Lynch International Ltd.                 $    500,000                  $    500,000
Merrill Lynch Pierce Fenner and Smith            $  2,700,000                  $  2,700,000
Millenium Trading Co.,L.P.                       $    750,000                  $    750,000
NatWest Securities Limited                       $  7,900,000                  $  7,900,000

                                                                              PRINCIPAL AMOUNT
                                             PRINCIPAL AMOUNT OF NOTES        OF NOTES COVERED
SELLING HOLDER NAME                            BENEFICIALLY OWNED            BY THIS PROSPECTUS
New York Life Separate Account #7                $    500,000                 $     500,000
OCM Convertible Trust                            $  3,050,000                 $   3,050,000
Orange County Employee Retirement System         $  3,280,000                 $   3,280,000
Paloma Securities, L.L.C.                        $  3,375,000                 $   3,375,000
Partner Reinsurance Company, Ltd                 $    225,000                 $     225,000
The Retail Clerks  Pension Fund                  $  1,000,000                 $   1,000,000
Shepherd Investments International Ltd.          $ 26,925,000                 $  26,925,000
Silverton International Fund Limited             $  2,250,000                 $   2,250,000
Smith Barney Inc.(2)                             $  4,795,000                 $   4,795,000
SoundShore Partners, L.P.                        $  1,000,000                 $   1,000,000
Stark International                              $ 11,875,000                 $  11,875,000
State Employees' Retirement Fund of the          $    760,000                 $     760,000
State of Delaware
State of Connecticut Combined                    $  2,670,000                 $   2,670,000
Investment Funds
Swiss Bank Corporation-London Branch             $  2,250,000                 $   2,250,000
The Northern Trust Company                       $    600,000                 $     600,000
The TCW Group, Inc.                              $  2,020,000                 $   2,020,000
TQA Vantage Fund, Ltd.                           $    625,000                 $     625,000
Tribeca Investments, L.L.C.                      $ 14,000,000                 $  14,000,000
Triton Capital Investments, Ltd.                 $  1,000,000                 $   1,000,000
United Gulf Bank (B.S.C.) E.C.                   $    450,000                 $     450,000
Vanguard Convertible Securities Fund             $  1,855,000                 $   1,855,000
Worldwide Transactions Limited                   $    128,000                 $     128,000


(1) Deutsche  Morgan  Grenfell  Inc.  and   its  affiliated   companies   and/or
individuals may, from time to time, own, have positions in, or options in the Company and may also perform provide advisory services and have lending or other credit relationships. Specifically, Deutsche Morgan Grenfell Inc. was an Initial Purchaser of the Notes.

(2) Smith Barney Inc. was an Initial Purchaser of the Notes. In December 1997, Smith Barney Inc. merged with Salomon Brothers Inc, which has performed advisory services for the Company and had credit relationships with the Company.

     The foregoing list of Selling Holders does not include holders of $10,525,000 aggregate principal amount of Notes which have been registered for future sale under the Registration Statement of which this Prospectus is a part. Additional Selling Holders will be listed, together with the amount of Securities to be offered by such holders, in one or more supplements to this Prospectus. Any such supplement will be circulated with this Prospectus and will be deemed to be a part hereof as of the date of such supplement. Only the Selling Holders listed in this Prospectus or in any supplement thereto (or the transferees, pledgees or donees of such Selling Holders, or their successors) will be entitled to offer Securities by means of this Prospectus, as supplemented from time to time.

                              PLAN OF DISTRIBUTION

     The Securities offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Holders or the purchasers of Securities for whom they may act as agents or to whom they sell Securities as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Securities by them and any commissions, concessions, allowances or discounts or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting commissions, concessions, allowances or discounts under the Securities Act.

     The Securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     In connection with the distribution of the Securities, certain of the Selling Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Securities in the course of hedging the positions they assume with the Selling Holders. The Selling Holders may also sell the Securities short and redeliver the Securities to close out the short positions. The Selling Holders may also enter into option or other transactions with broker-dealers which require the delivery of the Securities to the broker-dealer. The Selling Holders may also loan or pledge the Securities.

     The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Holders. The foregoing may affect the marketability of the Securities.

     Pursuant to the Registration Agreement, all expenses of the registration of the Securities will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws, provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

     Aloysius T. Lawn, IV, the Company's General Counsel and Secretary, has rendered an opinion to the effect that the Notes offered by this Prospectus are duly authorized, legally issued, fully paid and non-assessable and that the Shares are duly authorized and, upon the conversion of the Notes in accordance with their terms, will be legally issued, fully paid and non-assessable. Mr. Lawn owns 65,473 shares of the Company's Common Stock and holds vested options to purchase 60,000 shares at a price of $11.625 per share and 90,000 shares at a price of $10.56 per share.

                                     EXPERTS

     The consolidated financial statements and schedule of the Company and subsidiaries incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                                TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
AVAILABLE INFORMATION...........................................................................2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................................2

RISK FACTORS....................................................................................3

THE COMPANY....................................................................................13

DESCRIPTION OF CAPITAL STOCK...................................................................13

RATIO OF EARNINGS TO FIXED CHARGES.............................................................14

DESCRIPTION OF THE NOTES.......................................................................14

BOOK-ENTRY SYSTEM; DELIVERY AND FORM...........................................................32

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES...................................................38

USE OF PROCEEDS................................................................................44

SELLING HOLDERS................................................................................44

PLAN OF DISTRIBUTION...........................................................................48

LEGAL MATTERS..................................................................................49

EXPERTS........................................................................................49

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC registration ......................                        $59,000
         Printing and engraving expenses .......                          2,000*
         Legal fees and expenses ...............                         10,000*
         Accounting fees and expenses ..........                          2,000*
         Transfer agent and trustee fees .......                          1,000*
         Miscellaneous .........................                          1,000*

         Total .................................                       $ 75,000*

         *Estimates

ITEM 15.  INDEMNIFICATION OF DIRECTOR AND OFFICERS.

     The Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions or suits by or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees and agents, against expenses (including attorneys' fees) and, in the case of actions, suits or proceedings brought by third parties, against judgment, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.

     The Company's Bylaws also provide for indemnification to the fullest extent permitted by the Delaware General Corporation Law. Reference is made to the Company's Bylaws.

     As permitted by the Delaware General Corporation Law, the Company's Bylaws eliminate the personal liability of its directors to the Company and its stockholders, in certain circumstances, for monetary damages arising from a breach of the director's duty of care. Additionally, the Company has entered into indemnification agreements with some of its directors and officers. These agreements provide for indemnification to the fullest extent permitted by law and, in certain respects, may provide greater protection than that specifically provided for by provide indemnification for, among other things, conduct which is adjudged to be fraud, deliberate dishonesty or willful misconduct.

     The Company has purchased an insurance policy that purports to insure the officers and directors against certain liabilities incurred by them in the discharge of their functions as officers and directors.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                         DESCRIPTION

     4.1 Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form S-4 (File No. 333-38943)).

     4.2    Bylaws of the Company  (incorporated  by reference to Exhibit 3.2 to
            the  Company's   registration   statement  on  Form  S-1  (File  No.
            33-94940)).

     4.3 Indenture, dated as of December 10, 1997, between the Company and First Trust of New York, National Association (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-26728)).

     4.4 Registration Agreement, dated as of December 10, 1997, between the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-26728)).

     5.1*   Opinion of Aloysius T. Lawn, IV.

     23.1   Consent of BDO Seidman, LLP.

     23.2*  Consent of Aloysius T. Lawn, IV.

     24.1*  Power of Attorney.

     25.1   Statement of Eligibility of Trustee.

     *      Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrar pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this pre-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Solebury, Commonwealth of Pennsylvania, on May 15, 1998.

                                                   TEL-SAVE HOLDINGS, INC.

                                                   By: /s/ Daniel Borislow
                                                       -------------------------
                                                   Daniel Borislow
                                                     Chairman of the Board of
                                                     Directors, Chief Executive
                                                     Officer and Director

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature                                Title                                     Date
---------                                -----                                     ----
/s/ Daniel Borislow                      Chairman of the Board of                  May 15, 1998
----------------------                   Directors, Chief Executive
Daniel Borislow                          Officer and Director (Principal
                                         Executive Officer)


         *                               President, Director of Sales              May 15, 1998
----------------------
Gary W. McCulla                          and Marketing and Director

         *                               Chief Operations                          May 15, 1998
----------------------                   Officer and Director
Emanuel J. DeMaio

         *                               Chief Financial Officer,                  May 15, 1998
----------------------                   Treasurer and Director
George P. Farley                         (Principal Financial Officer)


         *                               Controller (Principal                     May 15, 1998
----------------------                   Accounting Officer)
Kevin R. Kelly

         *                               Director                                  May 15, 1998
----------------------
Harold First

         *                               Director                                  May 15, 1998
----------------------
Ronald R. Thoma

*/s/ Aloysius T. Lawn, IV
-------------------------
Aloysius T. Lawn, IV
Power of Attorney



                                  EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION

     4.1 Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-4 (File No. 333-38943)).

     4.2    Bylaws of the Company  (incorporated  by reference to Exhibit 3.2 to
            the  Company's   registration   statement  on  Form  S-1  (File  No.
            33-94940)).

     4.3 Indenture, dated as of December 10, 1997, between the Company and First Trust of New York, National Association (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-26728)).

     4.4 Registration Agreement, dated as of December 10, 1997, between the Company and the Initial Purchasers (incorporated by reference3 to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-26728)).

     5.1*   Opinion of Aloysius T. Lawn, IV.

     23.1   Consent of BDO Seidman, LLP.

     23.2*  Consent of Aloysius T. Lawn, IV.

     24.1*  Power of Attorney.

     25.1   Statement of Eligibility of Trustee.

     *      Previously filed